

December 23, 2011

<u>Via E-mail</u>
Mr. Jeff R. Mitchell
Chief Financial Officer
Command Center, Inc.
3773 West Fifth Avenue
Post Falls, ID 83854

      Re: Command Center, Inc.
              Form 10-K for the fiscal year ended December 31, 2010
              Filed March 16, 2011
              File No. 0-53088

Dear Mr. Mitchell:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Carlos Pacho for

                                   Larry Spirgel
                                   Assistant Director